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                                                                 EXHIBIT 8.1


                                October __, 1997



TransCoastal Marine Services, Inc.
3535 Briarpark, Suite 210
Houston, Texas 77042


Ladies and Gentlemen:

         This letter states our opinion regarding certain federal income tax consequences of the proposed merger of Woodson Construction Co., Inc. ("Target") with and into Woodson Acquisition Corp. ("Merger Sub"), a wholly owned subsidiary of TransCoastal Marine Services, Inc. ("TCMS") pursuant to that certain Agreement and Plan of Merger dated as of August 28, 1997 ("Agreement"). Our conclusions are based solely on the U.S. federal income tax laws. We are not hereby addressing any other legal consequences arising under federal, state, local, foreign or other law. All capitalized terms used but not defined in this letter have the same meanings given to them in the Agreement.

                               STATEMENT OF FACTS

         We have examined such documents, corporate records, and certificates (copies of which are attached) as we have considered necessary or appropriate for purposes of rendering our opinion. For purposes of such examination, we have assumed the authenticity of all original documents, the accuracy of all copies, and the genuineness of all signatures. Based on such examination, the facts related to the proposed merger transaction (the "Merger") are as follows:

         A.      Organizational Matters

                 1. TCMS is a corporation duly organized and validly existing under the laws of the State of Delaware. Merger Sub is a corporation duly organized and validly existing under the laws of the State of Louisiana. Immediately prior to the Merger, all of Merger Sub's issued and outstanding shares of stock were owned by TCMS.

                 2. Target is a corporation duly organized and validly existing under the laws of the State of Louisiana. Immediately prior to the Merger, all of Target's issued and outstanding shares of capital stock were owned by Louis Woodson (the "Shareholder").
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         B.      The Merger

                 1. At the Effective Time, Target will be merged with and into Merger Sub pursuant to Articles of Merger filed with the State of Louisiana in compliance with the Louisiana Business Corporation Law, with Merger Sub surviving the transaction. Such transaction is structured and intended to satisfy the requirements for tax-free treatment under sections 368(a)(1)(A) and 368(a)(2)(D) of the Internal Revenue Code of 1986, as amended (the "Code"), and is referred to as the "Merger" for purposes of this letter.

                 2. As part of the Merger, each issued and outstanding share of Target common stock will be converted into the right to receive the number of validly issued, fully paid and nonassessable shares of TCMS Common Stock in an amount equal to the amount determined by dividing $8,700,000 by the Share Price. The Merger was structured and intended to provide the Shareholder with stock equal in value to 100% of the overall consideration provided to the Shareholder as part of the Merger.

                 3. All shares of Target common stock held by the Target as treasury stock will be canceled, retired, and cease to exist, and no consideration will be delivered in exchange for any such shares. Additionally, the Shareholder will receive cash in lieu of certificates or scrip for fractional shares of TCMS Common Stock that are eliminated by rounding down to the nearest whole share. Each share of Merger Sub stock issued and outstanding at the Effective Time will remain outstanding and unchanged following the Merger, and will constitute all of the issued and outstanding capital stock of Merger Sub following the Merger.

                 4. The TCMS Common Stock will not be registered within the meaning of federal and state securities laws. However, the Shareholder will have certain "demand" and "piggyback" registration rights with respect to the TCMS Common Stock.

                 5. The Agreement provides that the Shareholder generally cannot dispose of any TCMS Common Stock within the two-year period following the Merger if the disposition would cause the fair market value of the TCMS Common Stock (determined as of the Effective Date) retained by the Shareholder to be less than 50% of the fair market value of the Target Common Stock held by the Shareholder immediately prior to the Merger. A disposition is permitted only if the Shareholder provides TCMS with an opinion of counsel reasonably satisfactory to TCMS that such disposition would not violate the continuity of shareholder interest requirement under sections 368(a)(1)(A) and 368(a)(2)(D) of the Code.

                 6. Neither TCMS nor the Merger Sub will undertake any obligation to pay, and will not pay, any expenses on behalf of either Target or the Shareholder as part of the Merger that were not related to or incurred in the course of accomplishing the Merger.
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                 7.       Merger Sub will obtain all of Target's historic
         business assets, including all of its operating assets (taking into account the distribution and/or transfer by Target of its assets, if any, made prior to and in connection with the Merger), as part of the Merger. At the time of the Merger, TCMS will plan and intend to cause the Merger Sub to continue conducting Target's historic business activities, and/or use a significant portion of Target's historic business assets to conduct a business activity. Additionally, Merger Sub will, at the time of the Merger, have no plan or intention to distribute in kind, transfer, sell or otherwise convey any of its assets to TCMS following the date of the Merger.

         C.      Related Transactions

                 1. In connection with the Merger, Merger Sub will enter into an employment agreement with the Shareholder pursuant to which the Shareholder will become employed as an executive of Merger Sub for an initial term of three years.

                                REPRESENTATIONS

         In connection with the Merger and the preparation of this letter, the following representations have been made to us by management of TCMS and
Target:

                 1. The ratio for the exchange of Target stock for TCMS stock as part of the Merger was negotiated through arm's length bargaining between unrelated parties, neither of whom were acting under a compulsion to buy or sell.

                 2. There is no plan or intention by the Shareholder to sell, exchange, transfer, or otherwise reduce his risk of ownership with respect to TCMS stock that he receives as part of the Merger.

                 3. Merger Sub will acquire at least 90% of the fair market value of the net assets and at least 70% of the fair market value of the gross assets held by the Target immediately prior to the Merger, taking into account amounts paid by the Target to the Shareholder, assets used by the Target to pay its reorganization expenses, and all redemptions and distributions (except for regular normal dividends) made by the Target immediately preceding the Merger.

                 4. The liabilities of the Target assumed by Merger Sub, and the liabilities to which the assets of the Target transferred to Merger Sub are subject, were incurred by the Target in the ordinary course of its business, and the fair market value of the assets of the Target transferred to Merger Sub as part of the Merger will equal or exceed the sum of the liabilities assumed by Merger Sub plus the amount of liabilities, if any, to which the transferred assets are subject.
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                 5.       There is no intercorporate indebtedness existing
         between TCMS and the Target that was issued, acquired, or will be settled at a discount.

                 6. No two parties to the Merger are investment companies as defined in section 368(a)(2)(F)(iii) and (iv) of the Code.

                 7. The Target is not under the jurisdiction of a court in a title 11 or similar case within the meaning of section 368(a)(3)(A) of the Code.

                 8. The Shareholder and TCMS believe that none of the compensation to be received by the Shareholder in his capacity as an employee or consultant of TCMS will constitute separate consideration for, or be allocable to, any shares of the Target stock owned by the Shareholder; none of the shares of TCMS stock received by the Shareholder as part of the Merger will constitute separate consideration for, or be allocable to, any employment or consulting agreement of the Shareholder; and the compensation paid to the Shareholder in his capacity as an employee or consultant of TCMS will be commensurate with amounts paid to third parties bargaining at arm's-length for similar services.

                 9. The payment of cash in lieu of fractional shares of TCMS stock is solely for the purpose of avoiding the expense and inconvenience to TCMS of issuing fractional shares and does not represent separately bargained-for consideration. The total cash consideration that will be paid in the Merger to the Shareholder instead of issuing fractional shares of TCMS stock will not exceed one percent of the total consideration that will be issued in the Merger to the Shareholder in exchange for his shares of Target stock. The fractional share interests of the Shareholder will be aggregated, and the Shareholder will not receive cash for such fractional share interests in an amount equal to or greater than the value of one full share of TCMS stock.

                 10. The Target does not have any outstanding fractional shares of its stock, and, at the time of the Merger, will not have any outstanding warrants, options, convertible securities, or any other type of right pursuant to which any person could acquire stock of the Target.

                 11. The Agreement represents the full and complete agreement between TCMS, Target, and the Shareholder regarding the Merger.
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                                    OPINIONS

         Based upon the foregoing, we are of the opinion that:

                 1. The Merger will satisfy the requirements of sections 368(a)(1)(A) and 368(a)(2)(D) of the Code, and thus TCMS, Merger Sub and Target will each be a "party to a reorganization" within the meaning of Section 368(b) of the Code.

                 2. Neither TCMS, Merger Sub, nor Target will recognize any gain (or loss) in connection with the Merger.

         The opinions that we state in this letter represent our best legal judgment. However, they have no binding effect or official status of any kind. It is possible that the Internal Revenue Service ("IRS") will disagree with all, or some, of our conclusions. The opinions are based upon existing provisions of the Code, the applicable Treasury Department regulations promulgated thereunder, published rulings, procedures, and pronouncements of the IRS which are authority, applicable legislative history, and judicial decisions. All such authorities are subject to change at any time, either prospectively or retroactively, and any such change could modify the opinions stated in this letter. In rendering our opinions, we undertake no responsibility to advise you of any such change in the federal income tax laws. The opinions may not be relied upon to the extent that there is any such change in the federal income tax laws that relate to the transactions that are the subject of this letter.

         Our opinions address only the matters expressly set forth in this letter, and no opinion is to be implied or inferred except as expressly stated in this letter. The opinions stated in this letter are stated and effective as of the date first above written. This letter is solely for the benefit of TCMS, Merger Sub, Target, Jefferies & Company, Inc., Johnson Rice & Company L.L.C., and the Shareholder, and may not be relied upon by any other person without our prior written consent, except we hereby consent to the filing of this opinion as an exhibit to the Registration Statement on Form S-1 of TCMS filed with the Securities and Exchange Commission, and any amendment thereto.


                                        Sincerely,

                                        CHAMBERLAIN, HRDLICKA, WHITE,
                                             WILLIAMS & MARTIN